Exhibit 23.1
Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of The Lovesac Company on Form S-8 File Nos. 333-248755 and 333-232674 of our report dated March 30, 2022, with respect to our audits of the consolidated financial statements of The Lovesac Company as of January 30, 2022 and January 31, 2021 and for the years ended January 30, 2022, January 31, 2021 and February 2, 2020 and our report dated March 30, 2022 with respect to our audit of internal control over financial reporting of The Lovesac Company as of January 30, 2022, which reports are included in this Annual Report on Form 10-K of The Lovesac Company for the year ended January 30, 2022.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp
Hartford, CT
March 30, 2022